January 11, 2011

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On November 1, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of the Tatro Capital Tactical Appreciation Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 185 to its registration statement under the Securities Act of 1933 on Form N-1A.  On January 5, 2011, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.

Comment.  Please amend the footnote number 3 to the annual fund operating expenses table to include a description of exclusions from the fee cap and disclose that waivers and reimbursements may be recouped.  Additionally, please provide assurances that the expense limitation will have a term of at least one year.

Response.  The footnote has been expanded as requested and the Registrant confirms that the expense limit will have a term of at least one year.

2.

Comment.  Please confirm that dividend expenses on securities sold short are included in "Other Expenses" in the Fund's fees and expenses table.

Response.  The Registrant confirms that dividend expenses on securities sold short are included in "Other Expenses" in the Fund's fees and expenses table.

3.

Comment.  Under the section entitled Principal Investment Strategies, please expand the disclosure to describe emerging markets within the description of investing in securities of foreign issuers.

Response.  The Registrant has expanded the disclosure describing foreign issuers to include those from emerging market countries.

4.

Comment.  If the Fund's principal investment strategy of investing in ETFs includes inverse and/or leveraged ETFs, please expand the strategy and risk disclosures to include these types of ETFs.

Response.  The Registrant confirms the Fund's principal investment strategies do not include investing in inverse and/or leveraged ETFs.

5.

Comment.  Under the section entitled Principal Investment Risks, please expand the risk disclosure entitled Limited History of Operations to state that the adviser has not previously managed a mutual fund.

Response.  The risk disclosure entitled Limited History of Operations has been expanded to state that the adviser has not previously managed a mutual fund.

6.

Comment.  Under the section entitled Purchase and Sale of Fund Shares, please deleted the sentence "The Fund reserves the right to waive any minimum."

Response.  The requested deletion has been made.

7.

Comment.  Under the section entitled Tax Information, please add disclosure to alert investors that withdrawals from tax-deferred plans that represent Fund dividends and capital gains may be taxable.

Response.  The requested additional disclosure has been made.

STATEMENT OF ADDITIONAL INFORMATION

8.

Comment.  Please amend table headings describing the Trustees' other directorships to state that these are directorships held during the past five years.

Response.  The table headings describing the Trustees' other directorships have been amended to expressly state that these are directorships held during the past five years.

After filing Post-Effective Amendment No. 185, the Fund entered into an Agreement and Plan of Reorganization with FlexWater, LLC (a limited liability company operating as an unregistered investment company, commonly referred to as a hedge fund).  Under the agreement, FlexWater, LLC will be the predecessor entity to the Fund.  The Registrant will file a Post-Effective Amendment to reflect this change as well as to include the responses described above.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771